Exhibit 99.1

Genius Group Increases Bitcoin Treasury 20% to 120 Bitcoin;

accelerates purchase plan.

SINGAPORE, July 2, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that on July 1, 2025 it increased its Bitcoin Treasury by 20% to 120 Bitcoin, which have been purchased at an average price of $101,539 per bitcoin. The Company is accelerating its purchase plan with more frequent purchases.

With its most recent purchase, Genius Group has doubled the size of its Bitcoin Treasury since May 22, 2025, when a Preliminary Injunction preventing the Company from purchasing Bitcoin was stayed by the U.S. Court of Appeals pending the appeal hearing.

The Company is restating its target to build its Treasury to 1,000 Bitcoin within the next six months.

Roger Hamilton, CEO of Genius Group, said “Genius Group’s focus is on teaching the ABC’s of the future: AI (Digital workforce of the future), Bitcoin (Digital money of the future) and Community (Human values of the future), empowering our students to shift focus from their day’s work to their life’s work. Our Bitcoin Treasury is a key part of our Genius philosophy of preserving and growing value.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, including those involved with the risks of investing in Bitcoin, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai.